November 16, 2018

VIA EDGAR

Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Beverly Singleton and Ms. Jean Yu

RE:
Northrop Grumman Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed January 29, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed October 24, 2018
File No. 001-16411

Dear Ms. Singleton and Ms. Yu:
We write in response to the letter dated November 2, 2018 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Northrop Grumman Corporation (the “Company”, “we”, “us”, or “our”). This letter sets forth the Company’s responses to that comment letter. For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Note 1. Basis of Presentation
Revenue Recognition, page 5
Comment 1:
Please tell us if you recognized any impairment losses on receivables or contract assets arising from your contracts with customers. If material, please disclose in the notes to the financial statements the information pursuant to ASC 606-10-50-4b.
Response:
The Company recognized impairment losses on receivables and contract assets arising from contracts with customers during the three and nine months ended September 30, 2018; however, none were significant individually or in aggregate. We appreciate the Staff’s comment and, if material in future reporting periods, we will disclose in the notes to the financial statements the information pursuant to ASC 606-10-50-4b.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Note 1. Basis of Presentation
Revenue Recognition, page 5
Comment 2:
We note for certain of your contracts there is a change in the number of performance obligations under ASC 606 which altered the timing of revenue and margin recognition. Please elaborate for us the nature of such contracts and the changes that resulted from the adoption of ASC 606.

Ms. Beverly Singleton and Ms. Jean Yu
U. S. Securities and Exchange Commission
November 16, 2018

Response:
The majority of our sales are derived from long-term contracts with the U.S. Government. Prior to our adoption of ASC 606, we principally recognized revenue pursuant to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. We adopted ASC 606 using the full retrospective method and recognized a cumulative effect adjustment of $148 million to retained earnings at January 1, 2016. This adjustment was driven by our change to the cost to cost method of accounting for those contracts where we previously did not recognize revenue using a cost input method (largely contracts where we recognized revenue as units were delivered to the customer). Although ASC 606 resulted in a change to the number of performance obligations (i.e., units of accounting) for certain of our contracts, this accounted for less than 5% of the cumulative effect adjustment. Likewise, it did not have a significant impact on our recast revenue and margin in 2016 or 2017. An example of the type of contract that had a change in performance obligations under ASC 606 is one in which the Company is delivering a combination of products and services to the customer in multiple phases (e.g., development, production, and sustainment). In some cases under ASC 605-35, we had previously considered the contract one unit of accounting, but under ASC 606, we considered the individual phases to be distinct deliverables and separate performance obligations.
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If you would like to speak with us about any of these matters, please do not hesitate to call me at (703) 280-4660.
Sincerely,
/s/ Michael A. Hardesty
Michael A. Hardesty
Corporate Vice President, Controller and
Chief Accounting Officer

Cc:
Wesley G. Bush
Kathy J. Warden
Kenneth L. Bedingfield
Sheila C. Cheston
Deloitte & Touche LLP

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